Exhibit 99.2

PINAFORE HOLDINGS B.V.

AND SUBSIDIARIES

QUARTERLY REPORT

Quarter ended March 31, 2012

PINAFORE HOLDINGS B.V.

AND SUBSIDIARIES

CONTENTS OF QUARTERLY REPORT

Quarter ended March 31, 2012

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document and oral statements made in connection with this document may contain statements that are or may be forward-looking statements. Forward-looking statements include statements that typically contain words such as “expect”, “believe”, “intend”, “anticipate”, “estimate”, “will”, “may”, “could”, “should” and similar expressions. Pinafore Holdings B.V. (the ‘Company’) cautions that any forward-looking statements made by the Company, including those made in or in connection with this document in relation to the outlook for the remainder of 2012, are subject to risks and uncertainties that may cause actual results to differ materially from those predicted. Certain of these risks and uncertainties were described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011. Other unknown or unpredictable factors could also cause actual results to differ materially from those in the forward-looking statements. Therefore investors should not place undue reliance on such statements as a prediction of actual results. These forward-looking statements represent our view only as of the date they are made and we are not under any obligation to update forward-looking statements contained herein, except as may otherwise be required by law.

Registered office

Pinafore Holdings B.V.

Fred. Roeskestraat 123

1076 EE

Amsterdam

The Netherlands

www.tomkins.co.uk

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

INTRODUCTION

As used herein, the terms ‘we’, ‘us’, ‘our’, or ‘the Group’, unless the context requires otherwise, mean the Company and its subsidiaries.

Management’s Discussion and Analysis should be read in conjunction with the unaudited condensed consolidated financial statements included elsewhere in this report.

The Company draws up its annual financial statements to December 31 and its quarterly financial statements to the Saturday nearest the end of the relevant calendar quarter. Accordingly, the condensed consolidated financial statements are presented for the 13-week period from January 1, 2011 to April 2, 2011 (‘Q1 2011’) and for the 13-week period from January 1, 2012 to March 31, 2012 (‘Q1 2012’).

Non-GAAP measures

We assess the financial performance of our businesses using a variety of measures. Certain of these measures are not explicitly defined under International Financial Reporting Standards (‘IFRS’) and are therefore termed ‘non-GAAP measures’. On pages 8 to 10, we identify and explain the relevance of each of the non-GAAP measures referenced in Management’s Discussion and Analysis, show how they are calculated and present a reconciliation to the most directly comparable measure defined under IFRS. We do not regard these measures as a substitute for, or superior to, the most directly comparable measures defined under IFRS. These non-GAAP measures that we use may not be directly comparable with similarly-titled measures used by other companies.

Background to our Business

We are a diversified global engineering and manufacturing company with a portfolio of market-leading businesses. Our products are highly engineered and used in the industrial, automotive and construction end markets. We have a broad collection of premier brands that are among the most globally recognized in their respective end markets. Approximately 40% of our Q1 2012 sales were generated from the global industrial replacement end market and automotive aftermarket. Our industrial replacement business provides us with exposure to a broad range of industrial end market segments that have an ongoing need for replacement parts, and the automotive aftermarket also provides us with both a stable source of revenue and our highest margins.

Our revenue and earnings base is highly diversified by product, geography, end market and customer. We derive revenues from nearly every developed country across the globe and are well-positioned in most major emerging markets with our industrial and automotive component products. Our segments operate in diverse end markets, which is highlighted by the following analysis of our total Q1 2012 sales:

Q1 2012 sales	Industrial replacement $ million	Industrial OE $ million	Automotive aftermarket $ million	Automotive OE $ million	Non- residential construction $ million	Residential construction $ million	Other * $ million	Total $ million
Continuing operations
Industrial & Automotive:
– Gates North America	119.1	86.3	125.1	20.3	—	—	—	350.8
– Gates EMEA	55.0	29.6	67.3	52.6	—	—	—	204.5
– Gates APAC	35.7	32.5	31.0	68.5	—	—	—	167.7
– Gates South America	14.4	9.2	12.2	7.4	—	—	—	43.2

	224.2	157.6	235.6	148.8	—	—	—	766.2
– Dexter	—	74.2	—	—	—	—	15.8	90.0

	224.2	231.8	235.6	148.8	—	—	15.8	856.2
Building Products:
– Air Distribution	—	—	—	—	166.3	44.5	—	210.8
– Bathware	—	—	—	—	—	28.3	0.7	29.0

	—	—	—	—	166.3	72.8	0.7	239.8

Total ongoing operations	224.2	231.8	235.6	148.8	166.3	72.8	16.5	1,096.0

Discontinued operation
Industrial & Automotive:
– Sensors & Valves	—	5.6	17.8	88.5	—	—	—	111.9

Total operations	224.2	237.4	253.4	237.3	166.3	72.8	16.5	1,207.9

*	‘Other’ includes the manufactured housing and recreational vehicle end markets.

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PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

INDUSTRY TRENDS

Industrial & Automotive (80.1% of Q1 2012 sales from total operations)

US industrial production, as measured by the US Federal Reserve Industrial Production index, increased slightly in Q1 2012 and in March was 3.8% higher than in March 2011. The European industrial production index (as measured by Eurostat) was down year-on-year. Industrial markets in Asia continued to soften, with industrial production in China growing by 11.6% in the year to March 2012 compared with 14.4% for the year to March 2011 (as measured by the National Bureau of Statistics of China). Sales to the industrial markets in North America, Europe and Asia accounted for 29.2%, 7.5% and 6.1% respectively of Industrial & Automotive’s (‘I&A’) sales in Q1 2012.

The automotive aftermarket continued to grow. In the US, miles driven, a key driver of vehicle repair, was up by 1.7% in the year to February 2012 compared with the same period in 2011, but the price of gasoline (another factor influencing the amount of spending on car maintenance) stood 8.2% higher at the end of March 2012 compared with March 2011. Sales to the automotive aftermarket in North America, Europe and Asia accounted for 13.9%, 7.4% and 2.7% respectively of I&A’s sales in Q1 2012.

In the automotive OE market, global production volumes as measured by IHS Global Insight Inc. were up by 5.3% compared with Q1 2011, with volumes in North America up by 16.3% year-on-year, Europe down by 4.4%, China down by 4.3% and Japan/Korea up by 32.8%, mainly due to the impact of the Tsunami in 2011. Sales to the automotive OE market in North America, Europe and Asia accounted for 8.6%, 7.0% and 7.5% respectively of I&A’s sales in Q1 2012.

Building Products (19.9% of Q1 2012 sales from total operations)

In the US, non-residential construction was lower by 5.3% on a square foot basis in Q1 2012 compared with Q1 2011, and by 24.6% on a dollar value basis (as measured by Dodge). The US Architectural Billings Index, which is regarded as a leading indicator of future commercial construction activity, remained above 50. A value of more than 50 suggests an expansion in future construction activity.

The US residential construction market continues to be weak, with seasonally adjusted housing starts declining over Q1 2012 to stand at 654,000 in March 2012, 10.3% higher than March 2011 but 4.0% lower than the December figure of 681,000. Housing inventories, at 5.3 months for new homes and 6.3 months for existing homes, fell year-on-year and are now around the levels that suggest new construction should be initiated.

RESULTS OF OPERATIONS

Q1 2012 COMPARED WITH Q1 2011

Summary Group performance

$ million	Q1 2012	Q1 2011*
Continuing operations
Sales	1,096.0	1,222.1
Cost of sales	(726.4)	(836.6)

Gross profit	369.6	385.5

Gross profit margin	33.7%	31.5%
Adjusted EBITDA margin	16.7%	15.6%

Adjusted EBITDA	182.8	190.5
Depreciation and amortization	(74.9)	(84.6)
Share-based incentives	(16.5)	(24.7)
Transaction costs	—	(0.4)
Impairments	(1.8)	—
Restructuring costs	(6.0)	(5.4)
Net gain on disposals and on the exit of businesses	0.2	0.2

Operating profit	83.8	75.6

Net finance costs	(49.8)	(61.9)
Income tax expense	(16.0)	(15.7)

Profit/(loss) for the period	18.0	(2.0)

*	Re-presented (see note 7 to the accompanying financial statements)

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PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Sales

Sales in Q1 2012 were $1,096.0 million (Q1 2011: $1,222.1 million), a decrease of 10.3% compared with Q1 2011, predominantly due to the impact of the businesses that were disposed of during 2011. The disposals resulted in a decrease in sales of $146.3 million compared with Q1 2011. Excluding this impact and a further $13.5 million decrease in year-on-year sales due to unfavorable movements in average currency exchange rates, sales improved by 3.2% compared with Q1 2011.

I&A’s sales from ongoing operations (which excludes the businesses disposed of during 2011) were 1.9% higher than in Q1 2011, due mainly to growth in Gates North America’s sales to industrial end markets. Dexter also contributed to I&A’s growth, achieving improved sales to the industrial OE markets in North America. These gains were largely offset by weaker sales to the automotive aftermarket, particularly in Europe. Sales to the automotive OE markets were also slightly lower compared with Q1 2011, again driven by weaker European sales volumes.

Building Products’ sales for Q1 2012 were up by 1.9% year-on-year, with both the Air Distribution and Bathware segments reporting higher sales. Non-residential construction markets drove the bulk of the improvement, with sales to these markets increasing by 3.0% compared with Q1 2011.

Gross profit

Gross profit was $369.6 million (Q1 2011: $385.5 million). Cost of sales decreased by 13.2% due principally to the impact of the businesses that were disposed of during 2011, which contributed approximately $130 million to the Q1 2011 cost of sales. This was partially offset by higher production volumes in our ongoing businesses.

Our gross profit margin was 33.7%, an improvement over the Q1 2011 margin of 31.5%, driven by the disposal of lower-margin businesses during 2011.

Adjusted EBITDA

Adjusted EBITDA was $182.8 million (Q1 2011: $190.5 million). Adjusted EBITDA margin improved to 16.7% (Q1 2011: 15.6%), reflecting increased cost absorption due to higher production levels at our ongoing businesses, driven by improved industrial end markets, the benefit of restructuring initiatives and the disposal of lower-margin businesses during 2011.

A reconciliation of operating profit or loss to adjusted EBITDA for the Group and each of its operating segments is presented in the “Non-GAAP measures” section of this Quarterly Report.

Restructuring costs

Restructuring costs were $6.0 million (Q1 2011: $5.4 million), including $3.9 million in relation to Project Sierra, an initiative that focuses on identifying and implementing cost reduction opportunities and efficiency improvements across many of the Group’s businesses. In addition, costs of $1.3 million were incurred during Q1 2012 in relation to the closure of the Charleston plant within Gates North America.

Restructuring costs incurred in Q1 2011 were principally in relation to Project Sierra, partially offset by the release of a provision for restructuring costs of $10.6 million due to the reversal of the decision to close a division of the Powertrain operating segment, following a recovery in demand for its products.

Net finance costs

Net finance costs decreased from $61.9 million in Q1 2011 to $49.8 million in Q1 2012, due largely to the decrease in the principal amount of debt outstanding as a result of debt repayments primarily during the second half of 2011 and, effective February 17, 2011, the Group agreed with the providers of the Senior Secured Credit Facilities a re-pricing of Term Loan A and Term Loan B, resulting in a lower rate being applied to over half of the Group’s debt. In addition, the net finance income recognized in relation to post-employment benefits rose by $2.4 million, driven by the improvement in the expected return on the assets held by the Group’s defined benefit pension plans. Offsetting these year-on-year decreases in net finance costs was a movement of $7.6 million relating to the currency exchange rate movements on hedging instruments. The key components of net finance costs may be summarized as follows:

$ million	Q1 2012	Q1 2011*
Net bank interest and interest on other loans:
– Term loans	27.1	36.5
– Second Lien Notes	25.0	29.2
– 2011 and 2015 Notes	0.3	3.7
– Other	0.1	(0.6)

	52.5	68.8
Net finance income in relation to post-employment benefits	(3.0)	(0.6)
Derivative financial instruments:
– Gain on embedded derivatives	(1.5)	(3.0)
Currency translation gain on hedging instruments	(0.5)	(8.1)
Other	2.3	4.8

	49.8	61.9

*	Re-presented (see note 7 to the accompanying financial statements)

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PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Income tax expense

During the Q1 2012, the income tax expense attributable to continuing operations was $16.0 million (Q1 2011: $15.7 million) on a profit before tax of $34.0 million (Q1 2011: $13.7 million).

Our effective tax rate in Q1 2012 was higher than the statutory tax rates that are applicable in the jurisdictions in which we operate, principally due to the non-deductibility for tax purposes of the compensation expense recognized on share-based payments.

Analysis by ongoing operating segment

	Sales			Adjusted EBITDA		Adjusted EBITDA margin
	Q1 2012 $ million	Q1 2011* $ million	Change %	Q1 2012 $ million	Q1 2011* $ million	Q1 2012%	Q1 2011* %

Industrial & Automotive:
– Gates North America	350.8	334.1	5.0%	80.1	81.7	22.8%	24.5%
– Gates EMEA	204.5	218.1	(6.2)%	31.9	29.8	15.6%	13.7%
– Gates APAC	167.7	169.5	(1.1)%	32.0	35.7	19.1%	21.1%
– Gates South America	43.2	40.2	7.5%	4.0	3.4	9.3%	8.5%

	766.2	761.9	0.6%	148.0	150.6	19.3%	19.8%
– Dexter	90.0	78.6	14.5%	17.4	13.0	19.3%	16.5%

	856.2	840.5	1.9%	165.4	163.6	19.3%	19.5%

Building Products:
– Air Distribution	210.8	207.3	1.7%	25.5	20.6	12.1%	9.9%
– Bathware	29.0	28.0	3.6%	(0.1)	(0.9)	(0.3)%	(3.2)%

	239.8	235.3	1.9%	25.4	19.7	10.6%	8.4%

Corporate	—	—	—	(7.9)	(10.7)	—	—

Total ongoing segments	1,096.0	1,075.8	1.9%	182.9	172.6	16.7%	16.0%

*	Re-presented (see note 2 to the accompanying financial statements)

Industrial & Automotive

Gates North America (41.0% of I&A’s Q1 2012 sales from continuing operations)

Sales were $350.8 million (Q1 2011: $334.1 million), an increase of 5.0%. Sales were higher principally due to the strengthening of the industrial replacement and OE markets, partially offset by softer sales to the Automotive aftermarket. Overall, volume increases accounted for $18.7 million of increased sales, with a further $10.4 million attributed to pricing increases.

Adjusted EBITDA was $80.1 million (Q1 2011: $81.7 million), and the adjusted EBITDA margin decreased to 22.8% (Q1 2011: 24.5%), principally as a result of higher material costs, changes in the sales mix and increases in certain selling and administrative expenses, partially offset by pricing increases.

Gates EMEA (23.9% of I&A’s Q1 2012 sales from continuing operations)

Sales were $204.5 million (Q1 2011: $218.1 million), a decrease of 6.2%. Sales to the industrial replacement market were up year-on-year, however this was offset by lower volumes across all other end markets, particularly the automotive aftermarket. Approximately half of the decrease in sales compared with Q1 2011 was a result of unfavorable movements in average currency exchange rates. Lower sales volumes, partially offset by some price increases, accounted for the majority of the remaining reduction in sales.

Adjusted EBITDA was $31.9 million (Q1 2011: $29.8 million), and the adjusted EBITDA margin was 15.6% (Q1 2011: 13.7%). This improvement was driven by efficiency improvements, offset largely by unfavorable movements in average currency exchange rates and material cost inflation.

Gates APAC (19.6% of I&A’s Q1 2012 sales from continuing operations)

Sales were $167.7 million (Q1 2011: $169.5 million) a decline of 1.1%, driven by volume decreases across most of our end markets, particularly in Japan, due to the weak performance in the industrial and automotive OE end markets.

Adjusted EBITDA was $32.0 million (Q1 2011: $35.7 million), and the adjusted EBITDA margin was 19.1% (Q1 2011: 21.1%). The decline in adjusted EBITDA was driven primarily by a combination of lower volumes and material cost and labor inflation.

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PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Gates South America (5.0% of I&A’s Q1 2012 sales from continuing operations)

Sales were $43.2 million (Q1 2011: $40.2 million) an increase of 7.5%, driven primarily by increased sales to the automotive aftermarket, partially offset by a decline in sales to the automotive OE end market, mainly due to declining automotive production.

Adjusted EBITDA was $4.0 million (Q1 2011: $3.4 million), and the adjusted EBITDA margin was 9.3% (Q1 2011: 8.5%). This improvement was driven by a combination of non-recurring termination and bad debt expenses incurred in Q1 2011, and lower freight costs.

Dexter (10.5% of I&A’s Q1 2012 sales from continuing operations)

Sales were $90.0 million (Q1 2011: $78.6 million) an increase of 14.5%. Sales to the industrial utility market grew year-on-year driven primarily by strong demand in axles used in industrial applications.

Adjusted EBITDA was $17.4 million (Q1 2011: $13.0 million), and the adjusted EBITDA margin was 19.3% (Q1 2011: 16.5%). Pricing and volume increases contributed the majority of the increase in adjusted EBITDA, though these benefits were somewhat offset by material cost inflation.

Building Products

Air Distribution (87.9% of Building Products’ Q1 2012 sales from continuing operations)

Sales were $210.8 million (Q1 2011: $207.3 million), an increase of 1.7%, or $3.5 million. Higher sales were driven by price increases and the sale of new products. These increases were partially offset by a decline in the underlying construction markets.

Adjusted EBITDA was $25.5 million (Q1 2011: $20.6 million), and the adjusted EBITDA margin rose to 12.1% (Q1 2011: 9.9%) primarily as a result of a combination of higher selling prices and efficiency benefits, partially offset by higher material costs and the impact of lower volumes.

Bathware (12.1% of Building Products’ Q1 2012 sales from continuing operations)

Sales were $29.0 million (Q1 2011: $28.0 million), an increase of 3.6%. This improvement was the result of increased market share in a relatively flat US residential construction market.

Bathware produced an adjusted EBITDA loss of $0.1 million, compared with a loss of $0.9 million incurred in Q1 2011, due largely to the benefit of continued cost efficiencies and expense reductions. There was a consequent improvement in the adjusted EBITDA margin, which rose from (3.2)% in Q1 2011 to (0.3)% in Q1 2012.

Corporate

Adjusted EBITDA for our Corporate segment was a loss of $7.9 million (Q1 2011: a loss of $10.7 million), the decreased loss resulting largely from a reduction in staff costs combined with positive changes in foreign currency exchange rates, partially offset higher legal fees compared with Q1 2011.

Discontinued operations

Sensors & Valves (9.3% of the Group’s sales from total operations)

During the second quarter of 2011, management began actively seeking prospective buyers for its Schrader Electronics and Schrader International businesses, which together constitute the Sensors & Valves operating segment.

On April 27, 2012, the Group concluded the disposal of the Schrader businesses to an affiliate of private equity firm Madison Dearborn Partners, LLC for a cash consideration of approximately $505 million. The Group will retain a small non-controlling interest in the equity of the parent of the acquiring entity, August Lux Holding Company.

During Q1 2012, Sensors & Valves’ sales were $111.9 million (Q1 2011: $120.8 million) a decrease of 7.4%, principally as a result of lower sales to the Automotive OE end market, which declined by 5.9% compared with Q1 2011. Lower sales to this end market were evident across all regions, particularly Europe. Sales to the automotive aftermarket were 13.6% lower, almost entirely due to lower sales to North America.

Adjusted EBITDA was $16.5 million (Q1 2011: $22.7 million) reflecting the lower sales volumes during Q1 2012 and the adjusted EBITDA margin fell from 18.8% in Q1 2011 to 14.7% in Q1 2012 .

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PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

LIQUIDITY AND RESOURCES

Cash flow

Cash generated from operations was $85.0 million in Q1 2012 compared with $62.5 million in Q1 2011. Operating cash flow before movements in working capital was $180.3 million compared with $173.5 million in Q1 2011, an increase of $6.8 million due largely to the improvement in the Group’s profitability as measured by adjusted EBITDA. Movements in working capital during Q1 2012 gave rise to a further improvement in cash generated from operations of $15.7 million compared with Q1 2011.

Gross capital expenditure was $20.4 million (Q1 2011: $32.2 million). Excluding the proceeds on asset sales arising from restructurings, net capital expenditure was $19.9 million (Q1 2011: $31.6 million).

Cash outflow on restructurings was $4.3 million (Q1 2011: $7.3 million), net of proceeds on related asset sales of $2.0 million (Q1 2011: $4.3 million).

Net cash interest paid was $17.2 million, compared with $80.9 million in Q1 2011. Approximately $47 million of this decrease is due to the timing of the six-monthly interest payment on the Second Lien Notes, which occurred shortly after the Q1 2012 period end, but before the Q1 2011 period end. The remainder of the decrease is due primarily to the reduction in principal debt outstanding during the second half of 2011.

The table below shows the movements in net debt:

$ million	Q1 2012	Q1 2011
Opening net debt	(2,324.8)	(2,865.0)

Controllable operating cash flows
Adjusted EBITDA	199.3	213.2
Change in working capital and provisions	(97.1)	(110.1)
Capital expenditure	(20.4)	(32.2)
Asset disposals	0.5	0.6
Other movements	0.1	0.5

	82.4	72.0
Restructuring cash flows
Restructuring cash outflows	(6.3)	(11.6)
Proceeds on asset disposals arising on restructuring	2.0	4.3

	(4.3)	(7.3)
Financing, tax and post-employment benefit cash flows
Interest paid (net)	(17.2)	(80.9)
Deferred financing costs	—	(29.5)
Post-employment benefit funding in excess of income statement movement	(11.2)	(25.3)
Tax paid	(11.2)	(26.4)
Other movements	—	(0.4)

	(39.6)	(162.5)
Cash flows arising on acquisitions and disposals
Acquisitions and disposals (net)	(1.9)	(3.0)

Total cash flows before dividends paid	36.6	(100.8)

Dividends paid to minority shareholders in subsidiaries	(16.7)	(19.9)
Foreign currency movements	(1.9)	4.0

Closing net debt	(2,306.8)	(2,981.7)

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PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Borrowings

Summary

As at March 31, 2012, the Group’s borrowings principally consisted of two term loans under the Senior Secured Credit Facilities and the Second Lien Notes that were used to finance the acquisition of Tomkins.

The Group’s borrowings as at March 31, 2012 may be analyzed as follows:

$ million	Carrying amount		Principal amount
	As at March 31, 2012	As at December 31, 2011	As at March 31, 2012	As at December 31, 2011
Bank overdrafts	5.4	5.5	5.4	5.5
Bank and other loans:
– Secured
Term Loan A	218.2	223.4	231.5	238.1
Term Loan B	1,401.4	1,398.3	1,499.9	1,503.7
Second Lien Notes	1,019.4	994.4	1,035.0	1,035.0

	2,639.0	2,616.1	2,766.4	2,776.8
– Unsecured
2015 Notes	21.7	20.8	21.0	20.4
Other loan notes	13.8	15.5	13.8	15.5
Other bank loans	3.8	1.7	3.8	1.7

	39.3	38.0	38.6	37.6

	2,683.7	2,659.6	2,810.4	2,819.9

Details of the Group’s borrowings together with a reconciliation of their carrying amount to their principal amount are presented in note 15 to the accompanying financial statements.

Repayment of debt

During Q1 2012, the Group made contractual quarterly amortization payments of $6.6 million against Term Loan A and $3.8 million against Term Loan B. As at March 31, 2012, the principal amount outstanding under Term Loan A was $231.5 million and that under Term Loan B was $1,499.9 million.

On April 16, 2012, the Group made an optional prepayment at par under Term Loan A of $85.0 million, plus accrued interest thereon.

Borrowing headroom

As at March 31, 2012, the Group’s committed revolving credit facility of $300.0 million was undrawn for cash but there were letters of credit outstanding against the facility amounting to $65.4 million. Also, the Group had drawn $8.6 million against uncommitted borrowing facilities and had outstanding performance bonds, letters of credit and bank guarantees amounting to $36.7 million (in addition to those outstanding under the revolving credit facility).

Overall, therefore, the Group’s committed borrowing headroom was $189.3 million, in addition to cash balances of $506.3 million (including collateralized cash of $16.1 million).

Borrowing covenants

The Group is subject to covenants, representations and warranties in respect of the Senior Secured Credit Facilities including two financial covenants as defined in the credit agreement. Firstly, the ratio of ‘consolidated total debt’ to ‘consolidated EBITDA’ (the ‘total leverage ratio’) must not exceed 5.55 times (for the covenant test period ended March 31, 2012, the ratio was 3.67 times). Secondly, the ratio of ‘consolidated EBITDA’ to ‘consolidated net interest’ (the ‘interest coverage ratio’) must not be less than 2.00 times (for the covenant test period ended March 31, 2012, the ratio was 5.55 times).

Any future non-compliance with the borrowing covenants could, if not waived, constitute an event of default and may, in certain circumstances, lead to an acceleration of the maturity of borrowings drawn down and the inability to access committed facilities.

PAGE | 7

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

OUTLOOK

Our sales and earnings base is highly diversified by product, geography, end market and customer. We derive sales from nearly every developed country across the globe and are well-positioned in markets for our industrial and automotive components in most major emerging markets.

Industrial & Automotive markets

Industrial and automotive markets, which accounted for the majority of the Group’s sales in Q1 2012, are forecast to continue to grow during the remainder of 2012. However, growth rates are expected to be lower in 2012 than in 2011 due to the weakening macroeconomic environment. The following is a summary of our global outlook for I&A end markets for the remainder of 2012:

•

Industrial and replacement OE markets are forecast to grow between 5 to 10%. In North America, growth is expected to be between 5-10%. The economic environment in Europe is uncertain, however we currently expect growth of between 0-5%. Growth in China is expected to slow to 5-10%.

•	Global automotive OE markets are measured by vehicle production and are forecast to grow by 6% in 2012 to 81 million units.

•	Automotive aftermarkets are forecast to grow at approximately 3%.

Construction markets

Construction markets in the US, which accounted for the remainder of the Group’s sales, are expected to remain weak in 2012. The following is a summary of our outlook for US construction markets for the remainder of 2012:

•	Non-residential construction markets are forecast by Dodge to increase by 2% on a square foot basis and by 1% on a dollar value basis in 2012.

•	Residential construction markets are measured by US housing starts and are forecast to be higher in 2012 than in 2011, at around 700,000 units.

NON-GAAP MEASURES

EBITDA and adjusted EBITDA

EBITDA is a widely-used non-GAAP measure that represents profit or loss for the period before net finance costs, income taxes, depreciation and amortization. EBITDA eliminates potential differences in performance caused by variations in capital structures (affecting net finance costs), tax positions, the cost and age of tangible assets (affecting relative depreciation expense) and the extent to which intangible assets are identifiable (affecting relative amortization expense).

Adjusted EBITDA represents EBITDA before additional specific items that are considered to hinder comparison of the trading performance of our businesses either year-on-year or with other businesses. Adjusted EBITDA is the measure used by the Board to assess the trading performance of our businesses and is therefore the measure of segment profit that we present under IFRS. Adjusted EBITDA is also presented on a consolidated basis because management believes it is important to consider the Group’s profitability on a basis consistent with that of its operating segments. When presented on a consolidated basis, adjusted EBITDA is a non-GAAP measure. Management believes that adjusted EBITDA should, therefore, be made available to securities analysts, investors and other interested parties to assist in their assessment of the trading performance of our businesses.

During the periods under review, the items excluded from EBITDA in arriving at adjusted EBITDA were:

•	the compensation expense in relation to share-based incentives;

•	transaction costs incurred in relation to business combinations;

•	impairments, comprising impairments of goodwill and material impairments of other assets;

•	restructuring costs; and

•	the net gain or loss on disposals and on the exit of businesses.

For the avoidance of any confusion, the non-GAAP measures ‘EBITDA’ and ‘adjusted EBITDA’ differ in certain respects to ‘consolidated EBITDA’ as defined in the financial covenants attaching to the Senior Secured Credit Facilities.

A reconciliation of the profit/(loss) for the period from continuing operations to adjusted EBITDA for Q1 2012 and Q1 2011 is presented in note 2 to the accompanying financial information.

PAGE | 8

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following tables contain reconciliations of the operating profit or loss to the adjusted EBITDA of each of the Group’s operating segments for Q1 2012 and Q1 2011:

Q1 2012

	Operating profit/(loss) $ million	Amortization $ million	Depreciation $ million	Share-based incentives $ million	Impairments $ million	Restructuring costs $ million	(Gain)/loss on disposals and on the exit of businesses $ million	Adjusted EBITDA $ million
Continuing operations
Industrial & Automotive:
– Gates North America	45.1	17.4	10.7	2.2	1.2	3.5	—	80.1
– Gates EMEA	16.9	5.8	6.6	1.2	—	1.4	—	31.9
– Gates APAC	14.9	7.0	8.0	1.1	—	1.0	—	32.0
– Gates South America	0.7	0.9	2.0	0.2	—	0.2	—	4.0

	77.6	31.1	27.3	4.7	1.2	6.1	—	148.0
– Dexter	13.7	1.9	1.7	0.1	—	—	—	17.4

	91.3	33.0	29.0	4.8	1.2	6.1	—	165.4

Building Products:
– Air Distribution	13.2	3.4	7.3	1.4	0.6	0.1	(0.5)	25.5
– Bathware	(2.8)	0.4	1.7	0.1	—	0.5	—	(0.1)

	10.4	3.8	9.0	1.5	0.6	0.6	(0.5)	25.4

Corporate	(18.6)	0.1	—	10.2	—	—	0.4	(7.9)

Total ongoing segments	83.1	36.9	38.0	16.5	1.8	6.7	(0.1)	182.9

Exited segments	0.7	—	—	—	—	(0.7)	(0.1)	(0.1)

Total continuing operations	83.8	36.9	38.0	16.5	1.8	6.0	(0.2)	182.8

Discontinued operation
– Sensors & Valves	15.2	—	—	0.3	1.0	—	—	16.5

Total operations	99.0	36.9	38.0	16.8	2.8	6.0	(0.2)	199.3

Q1 2011*

	Operating profit/(loss) $ million	Amortization $ million	Depreciation $ million	Share-based incentives $ million	Transaction costs $ million	Restructuring costs $ million	Gain on disposals and on the exit of businesses $ million	Adjusted EBITDA $ million
Continuing operations
Industrial & Automotive:
– Gates North America	47.2	17.3	10.9	1.7	—	4.6	—	81.7
– Gates EMEA	13.8	6.0	6.7	1.3	—	2.0	—	29.8
– Gates APAC	18.7	6.7	7.1	0.9	—	2.3	—	35.7
– Gates South America	(0.5)	0.9	2.0	0.2	—	0.8	—	3.4

	79.2	30.9	26.7	4.1	—	9.7	—	150.6
– Dexter	8.8	2.0	1.9	0.2	—	0.1	—	13.0

	88.0	32.9	28.6	4.3	—	9.8	—	163.6

Building Products:
– Air Distribution	6.8	3.8	7.4	2.6	—	—	—	20.6
– Bathware	(3.9)	0.4	1.9	0.1	—	0.6	—	(0.9)

	2.9	4.2	9.3	2.7	—	0.6	—	19.7

Corporate	(32.4)	0.1	0.1	17.7	0.4	3.4	—	(10.7)

Total ongoing segments	58.5	37.2	38.0	24.7	0.4	13.8	—	172.6

Exited segments	17.1	1.5	7.9	—	—	(8.4)	(0.2)	17.9

Total continuing operations	75.6	38.7	45.9	24.7	0.4	5.4	(0.2)	190.5

Discontinued operation
– Sensors & Valves	13.3	2.8	6.1	0.5	—	—	—	22.7

Total operations	88.9	41.5	52.0	25.2	0.4	5.4	(0.2)	213.2

*	Re-presented (see notes 2 and 7 to the accompanying financial information)

PAGE | 9

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Net debt

Management uses net debt, rather than the narrower measure of net cash and cash equivalents which forms the basis for the consolidated cash flow statement, as a measure of the Group’s liquidity and in assessing the strength of the Group’s balance sheet.

Net debt represents the net total of:

•	the principal amount of the Group’s borrowings (bank overdrafts and bank and other loans);

•	the carrying amount of finance lease obligations;

•	the carrying amount of cash and cash equivalents and collateralized cash (included in trade and other receivables); and

•	the fair value of the foreign currency derivatives that are held to hedge foreign currency translation exposures.

Net debt may be analyzed as follows:

$ million	As at March 31, 2012	As at December 31, 2011
Total operations
Borrowings:
– Bank overdrafts	(5.4)	(5.5)
– Bank and other loans	(2,805.0)	(2,814.4)

	(2,810.4)	(2,819.9)
Obligations under finance leases	(2.9)	(2.8)

Debt	(2,813.3)	(2,822.7)
Cash and cash equivalents	490.2	480.0
Collateralized cash	16.1	17.7
Foreign currency derivatives	0.2	0.2

Net debt	(2,306.8)	(2,324.8)

A reconciliation of the carrying amount to the principal amount of the Group’s borrowings is presented in note 15 to the accompanying financial statements.

PAGE | 10

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED INCOME STATEMENT

(Unaudited)

	Note	Q1 2012 $ million	Q1 2011* $ million
Continuing operations
Sales	2	1,096.0	1,222.1
Cost of sales		(726.4)	(836.6)

Gross profit		369.6	385.5
Distribution costs		(123.2)	(133.1)
Administrative expenses		(155.1)	(171.7)
Transaction costs		—	(0.4)
Impairments		(1.8)	—
Restructuring costs	3	(6.0)	(5.4)
Net gain on disposals and on the exit of businesses	3	0.2	0.2
Share of profit of associates		0.1	0.5

Operating profit		83.8	75.6

Interest expense	4	(70.3)	(91.1)
Investment income	5	18.5	18.2
Other finance income	6	2.0	11.0
Net finance costs		(49.8)	(61.9)

Profit before tax		34.0	13.7
Income tax expense		(16.0)	(15.7)

Profit/(loss) for the period from continuing operations		18.0	(2.0)

Discontinued operation
Profit for the period from discontinued operations	7	11.1	9.7

Profit for the period		29.1	7.7
Non-controlling interests		(5.0)	(6.9)

Profit for the period attributable to equity shareholders		24.1	0.8

*	Re-presented (see note 7)

PAGE | 11

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Unaudited)

	Q1 2012 $ million	Q1 2011 $ million
Profit for the period	29.1	7.7

Other comprehensive income
Foreign currency translation:
– Currency translation differences on foreign operations:
Subsidiaries	71.7	107.1
Associates	0.1	0.5
– Loss on net investment hedges	(3.4)	(7.6)

	68.4	100.0
Available-for-sale investments:
– Unrealized gain/(loss) recognized in the period	0.3	(0.1)

	0.3	(0.1)
Post-employment benefits:
– Net actuarial (loss)/gain	(23.8)	22.8
– Effect of the asset ceiling	11.6	(13.3)

	(12.2)	9.5

Other comprehensive income before tax	56.5	109.4
Income tax benefit/(expense)	4.0	(3.3)

Other comprehensive income	60.5	106.1

Comprehensive income for the period	89.6	113.8

Attributable to:
– Equity shareholders in Pinafore Holdings B.V.
Arising from continuing operations	67.1	84.8
Arising from discontinued operation	19.0	20.0
	86.1	104.8
– Non-controlling interests	3.5	9.0

	89.6	113.8

PAGE | 12

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

(Unaudited)

	Note	Q1 2012 $ million	Q1 2011 $ million
Operating activities
Cash generated from operations	8	85.0	62.5
Income taxes paid		(12.1)	(26.5)
Income taxes received		0.9	0.1

Net cash inflow from operating activities		73.8	36.1

Investing activities
Purchase of property, plant and equipment		(18.7)	(31.2)
Purchase of computer software		(1.7)	(1.0)
Capitalization of development costs		(0.3)	—
Disposal of property, plant and equipment		2.5	4.9
Investments in associates		—	(0.4)
Purchase of interests in subsidiaries, net of cash acquired		(1.1)	(1.4)
Sale of businesses and subsidiaries, net of cash disposed		(1.0)	2.5
Interest received		0.5	0.5
Dividends received from associates		0.1	0.5

Net cash outflow from investing activities		(19.7)	(25.6)

Financing activities
Draw-down of bank and other loans		2.1	0.3
Repayment of bank and other loans		(12.5)	(19.5)
Premium on redemption of notes		—	(0.4)
(Payments)/receipts on foreign currency derivatives		(1.0)	8.6
Capital element of finance lease rental payments		—	(0.2)
Interest element of finance lease rental payments		(0.1)	(0.1)
Decrease/(increase) in collateralized cash		2.0	(0.1)
Interest paid		(17.6)	(81.3)
Financing costs paid		—	(29.5)
Dividend paid to a minority shareholder in a subsidiary		(16.7)	(19.9)

Net cash outflow from financing activities		(43.8)	(142.1)

Increase/(decrease) in net cash and cash equivalents		10.3	(131.6)
Net cash and cash equivalents at the beginning of the period		474.5	452.2
Foreign currency translation		—	1.9

Net cash and cash equivalents at the end of the period		484.8	322.5

Analysis of net cash and cash equivalents:

	As at March 31, 2012 $ million	As at December 31, 2011 $ million	As at April 2, 2011 $ million
Cash and cash equivalents	490.2	480.0	327.4
Bank overdrafts	(5.4)	(5.5)	(4.9)

	484.8	474.5	322.5

PAGE | 13

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

		UNAUDITED	AUDITED
	Note	As at March 31, 2012 $ million	As at December 31, 2011 $ million
Non-current assets
Goodwill	9	1,599.7	1,585.4
Other intangible assets	10	1,919.5	1,931.2
Property, plant and equipment	11	885.5	902.9
Investments in associates		6.8	6.6
Trade and other receivables	12	18.6	20.1
Deferred tax assets		12.0	7.9
Post-employment benefit surpluses	18	5.3	6.7

		4,447.4	4,460.8

Current assets
Inventories	13	606.8	571.7
Trade and other receivables	12	831.2	728.4
Income tax recoverable		12.8	20.5
Available-for-sale investments		1.8	1.1
Cash and cash equivalents		490.2	480.0

		1,942.8	1,801.7

Assets held for sale	14	476.7	442.7

Total assets		6,866.9	6,705.2

Current liabilities
Bank overdrafts	15	(5.4)	(5.5)
Bank and other loans	15	(66.3)	(42.4)
Obligations under finance leases		(0.2)	(0.2)
Trade and other payables	16	(584.3)	(545.0)
Income tax liabilities		(97.7)	(85.5)
Provisions	19	(32.9)	(33.9)

		(786.8)	(712.5)

Non-current liabilities
Bank and other loans	15	(2,612.0)	(2,611.7)
Obligations under finance leases		(2.7)	(2.6)
Trade and other payables	16	(45.5)	(47.2)
Post-employment benefit obligations	18	(194.4)	(197.1)
Deferred tax liabilities		(640.2)	(650.9)
Provisions	19	(24.4)	(25.3)

		(3,519.2)	(3,534.8)

Liabilities directly associated with assets held for sale	14	(127.5)	(114.3)

Total liabilities		(4,433.5)	(4,361.6)

Net assets		2,433.4	2,343.6

Capital and reserves
Share capital		—	—
Shares to be issued		0.3	—
Share premium account		2,145.2	2,143.3
Other reserves		23.3	(47.5)
Accumulated surplus/(deficit)		8.9	(20.9)

Shareholders’ equity		2,177.7	2,074.9
Non-controlling interests		255.7	268.7

Total equity		2,433.4	2,343.6

PAGE | 14

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Unaudited)

Q1 2012	Share capital $ million	Shares to be issued $ million	Share premium account $ million	Other reserves $ million	Accumulated deficit/ (surplus) $ million	Total shareholders’ equity $ million	Non- controlling interests $ million	Total equity $ million
As at December 31, 2011	—	—	2,143.3	(47.5)	(20.9)	2,074.9	268.7	2,343.6

Profit for the period	—	—	—	—	24.1	24.1	5.0	29.1
Other comprehensive income/(loss)	—	—	—	70.8	(8.8)	62.0	(1.5)	60.5

Total comprehensive income	—	—	—	70.8	15.3	86.1	3.5	89.6

Other changes in equity:
– Issue of ordinary ‘B’ shares	—	—	1.9	—	(1.9)	—	—	—
– Subscription for shares not yet issued	—	0.3	—	—	(0.3)	—	—	—
– Share-based incentives (including a tax benefit of $0.1 million)	—	—	—	—	16.7	16.7	0.2	16.9
– Dividends paid to minority shareholders	—	—	—	—	—	—	(16.7)	(16.7)

	—	0.3	1.9	—	14.5	16.7	(16.5)	0.2

As at March 31, 2012	—	0.3	2,145.2	23.3	8.9	2,177.7	255.7	2,433.4

Q1 2011	Share capital $ million	Shares to be issued $ million	Share premium account $ million	Other reserves $ million	Accumulated deficit $ million	Total shareholders’ equity $ million	Non- controlling interests $ million	Total equity $ million
As at December 31, 2010	—	17.6	2,124.7	16.2	(130.2)	2,028.3	311.5	2,339.8

Profit for the period	—	—	—	—	0.8	0.8	6.9	7.7
Other comprehensive income	—	—	—	98.2	5.8	104.0	2.1	106.1

Total comprehensive income	—	—	—	98.2	6.6	104.8	9.0	113.8

Other changes in equity:
– Share-based incentives (including a tax benefit of $0.3 million)	—	—	—	—	25.5	25.5	—	25.5
– Dividends paid to minority shareholders	—	—	—	—	—	—	(19.9)	(19.9)

	—	—	—	—	25.5	25.5	(19.9)	5.6

As at April 2, 2011	—	17.6	2,124.7	114.4	(98.1)	2,158.6	300.6	2,459.2

PAGE | 15

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	BASIS OF PREPARATION

The Company was incorporated on September 1, 2010 in and under the laws of The Netherlands. References herein to the ‘Group’ refer to the Company and its subsidiaries.

The condensed consolidated financial statements have been prepared on a going concern basis in accordance with IAS 34 ‘Interim Financial Reporting’ and were approved by the Board of Directors on May 7, 2012. These financial statements have not been subject to audit, but comparative numbers as at December 31, 2011 have been derived from the Group’s audited financial statements included in its Annual Report on Form 20-F, filed with the SEC on March 8, 2012.

The Group’s accounting policies are unchanged compared with the year ended December 31, 2011.

Condensed consolidated financial statements are presented for the 13-week period from January 1, 2011 to April 2, 2011 (‘Q1 2011’) and for the 13-week period from January 1, 2012 to March 31, 2012 (‘Q1 2012’).

2	SEGMENT INFORMATION

A)	BACKGROUND

The Group’s operating segments are identified by grouping together businesses that manufacture similar products, and, in the case of the Gates group of businesses, by grouping together businesses that operate in similar regions, as this is the basis on which information is provided to the Board for the purposes of allocating resources within the Group and assessing the performance of the Group’s businesses.

The Group comprises a global engineering and manufacturing business and is organized for management reporting purposes into two business groups: Industrial & Automotive and Building Products. Within these two business groups, management distinguishes between those of the Group’s operating segments that are ‘ongoing’ and those that have been exited but do not meet the conditions to be classified as discontinued operations (‘Exited’).

During 2011, the Group refocused its operations around the Gates brand and commenced the disposal of those businesses that are no longer a strategic fit for the Group. The internal reports presented to the Board reflect this re-focus on the performance of the Group’s ongoing businesses. As a consequence, the following changes to the Group’s reporting segments have been made:

•

the Gates businesses, which previously comprised the Power Transmission segment, the Fluid Power segment and a portion of the Other I&A segment, are now presented as the following four geographic segments: North America, Europe, Middle East & Africa (‘EMEA’), Asia and the Pacific Regions (‘APAC’) and South America;

•	the Stackpole businesses, previously included in the Power Transmission segment and which were sold in August 2011, are now presented as a separate segment named Powertrain and classified as exited;

•

the Dexter Axle business has been moved out of the Other I&A segment and presented as a separate segment (‘Dexter’), leaving the Plews, Dexter Chassis and Ideal businesses in the Other I&A segment, which is now classified as exited, following the disposal of these businesses in April 2011, August 2011 and October 2011 respectively.

Comparative information for Q1 2011 has been re-presented to reflect these changes.

Following these changes, the Industrial & Automotive business group, which manufactures a wide range of systems and components for the industrial equipment, car and truck manufacturing markets, and industrial and automotive aftermarkets throughout the world, is comprised of five ongoing operating segments: Gates North America, Gates EMEA, Gates APAC, Gates South America and Dexter. Two additional operating segments, Powertrain and Other I&A, are included in continuing operations, but are classified as exited segments. The final operating segment, Sensors & Valves, was sold on April 27, 2012 and is classified as a discontinued operation.

The Building Products business group is comprised of two ongoing operating segments: Air Distribution and Bathware. Air Distribution supplies the industrial and residential heating, ventilation and air conditioning market, mainly in North America. Bathware manufactures baths and whirlpools for the residential, and hotel and resort development markets, mainly in North America. A further operating segment, Doors & Windows, comprising a business that was closed during Fiscal 2009, is classified as exited.

PAGE | 16

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	SEGMENT INFORMATION (CONTINUED)

B)	MEASURE OF SEGMENT PROFIT OR LOSS

The Board uses adjusted earnings before net finance costs, income taxes, depreciation and amortization (‘adjusted EBITDA’) to measure the profitability of each segment. Adjusted EBITDA is, therefore, the measure of segment profit or loss presented in the Group’s segment disclosures.

‘EBITDA’ represents profit or loss for the period before net finance costs, income taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before specific items that are considered to hinder comparison of the trading performance of the Group’s businesses either year-on-year or with other businesses.

During the periods under review, the specific items excluded from EBITDA in arriving at adjusted EBITDA were as follows:

•	the compensation expense in relation to share-based incentives;

•	transaction costs incurred in business combinations;

•	impairments, comprising impairments of goodwill and material impairments of other assets;

•	restructuring costs; and

•	the net gain or loss on disposals and on the exit of businesses.

C)	SALES AND ADJUSTED EBITDA – CONTINUING OPERATIONS

	Sales		Adjusted EBITDA
	Q1 2012 $ million	Q1 2011* $ million	Q1 2012 $ million	Q1 2011* $ million
Ongoing segments
Industrial & Automotive:
– Gates North America	350.8	334.1	80.1	81.7
– Gates EMEA	204.5	218.1	31.9	29.8
– Gates APAC	167.7	169.5	32.0	35.7
– Gates South America	43.2	40.2	4.0	3.4

	766.2	761.9	148.0	150.6
– Dexter	90.0	78.6	17.4	13.0

	856.2	840.5	165.4	163.6

Building Products:
– Air Distribution	210.8	207.3	25.5	20.6
– Bathware	29.0	28.0	(0.1)	(0.9)

	239.8	235.3	25.4	19.7

Corporate	—	—	(7.9)	(10.7)

Total ongoing	1,096.0	1,075.8	182.9	172.6

Exited segments
Industrial & Automotive:
– Powertrain	—	83.5	0.1	11.5
– Other I&A	—	62.8	(0.1)	6.6

	—	146.3	—	18.1
Building Products:
– Doors & Windows	—	—	(0.1)	(0.2)

Total exited	—	146.3	(0.1)	17.9

Total continuing operations	1,096.0	1,222.1	182.8	190.5

*	Re-presented

PAGE | 17

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2	SEGMENT INFORMATION (CONTINUED)

C)	SALES AND ADJUSTED EBITDA – CONTINUING OPERATIONS (continued)

	Sales		Adjusted EBITDA
	Q1 2012 $ million	Q1 2011* $ million	Q1 2012 $ million	Q1 2011* $ million
By origin
US	589.1	609.1	86.7	83.3
Rest of North America	85.5	165.5	21.6	36.4
UK	31.3	35.7	3.0	4.4
Rest of Europe	166.7	183.8	29.9	22.2
Asia	157.9	162.5	32.9	37.6
Rest of the world	65.5	65.5	8.7	6.6

	1,096.0	1,222.1	182.8	190.5

By destination
US	580.1	650.4
Rest of North America	85.1	112.7
UK	24.4	25.6
Rest of Europe	172.0	193.5
Asia	158.2	163.7
Rest of the world	76.2	76.2

	1,096.0	1,222.1

*	Re-presented

Inter-segment sales were not significant.

Reconciliation of profit/(loss) for the period from continuing operations to adjusted EBITDA:

	Q1 2012 $ million	Q1 2011* $ million
Profit/(loss) for the period from continuing operations	18.0	(2.0)
Income tax expense	16.0	15.7

Profit before tax	34.0	13.7
Net finance costs	49.8	61.9

Operating profit	83.8	75.6
Amortization	36.9	38.7
Depreciation	38.0	45.9

EBITDA	158.7	160.2
Share-based incentives	16.5	24.7
Transaction costs	—	0.4
Impairments	1.8	—
Restructuring costs (see note 3)	6.0	5.4
Net gain on disposals and on the exit of businesses (see note 3)	(0.2)	(0.2)

Adjusted EBITDA	182.8	190.5

*	Re-presented

PAGE | 18

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3	RESTRUCTURING INITIATIVES

Restructuring costs were $6.0 million (Q1 2011: $5.4 million), including $3.9 million in relation to Project Sierra, an initiative that focuses on identifying and implementing cost reduction opportunities and efficiency improvements across many of the Group’s businesses. Also during Q1 2012, costs of $1.3 million were incurred in relation to the closure of the Charleston plant within Gates North America.

Restructuring costs incurred in Q1 2011 were principally in relation to Project Sierra, partially offset by the release of a provision for restructuring costs of $10.3 million due to the reversal of the decision to close a division of Stackpole, which comprised the Powertrain operating segment, following a recovery in demand for its products.

	Q1 2012		Q1 2011*
	Restructuring costs $ million	Disposals and exit of businesses $ million	Restructuring costs $ million	Disposals and exit of businesses $ million
Ongoing segments
Industrial & Automotive:
– Gates North America	(3.5)	—	(4.6)	—
– Gates EMEA	(1.4)	—	(2.0)	—
– Gates APAC	(1.0)	—	(2.3)	—
– Gates South America	(0.2)	—	(0.8)	—

	(6.1)	—	(9.7)	—
– Dexter	—	—	(0.1)	—

	(6.1)	—	(9.8)	—

Building Products:
– Air Distribution	(0.1)	0.5	—	—
– Bathware	(0.5)	—	(0.6)	—

	(0.6)	0.5	(0.6)	—

Corporate	—	(0.4)	(3.4)	—

Total ongoing	(6.7)	0.1	(13.8)	—

Exited segments
Industrial & Automotive:
– Powertrain	0.7	0.1	8.3	—
– Other I&A	—	—	0.1	0.2

	0.7	0.1	8.4	0.2

Total continuing operations	(6.0)	0.2	(5.4)	0.2

*	Re-presented (see note 2)

PAGE | 19

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4	INTEREST EXPENSE

	Q1 2012 $ million	Q1 2011 $ million
Borrowings:
– Interest on bank and other loans:
Term loans	27.1	36.5
Other bank loans	0.9	0.7
Second Lien Notes	25.0	29.2
2011 Notes	—	3.3
2015 Notes	0.3	0.4

	53.3	70.1
Interest element of finance lease rentals	0.1	—
Other interest payable	2.2	4.7

	55.6	74.8
Post-employment benefits:
– Interest cost on benefit obligation	15.0	16.3

	70.6	91.1

Continuing operations	70.3	91.1
Discontinued operation	0.3	—

	70.6	91.1

5	INVESTMENT INCOME

	Q1 2012	Q1 2011
	$ million	$ million
Interest on bank deposits	0.5	0.8
Other interest receivable	0.1	0.5

	0.6	1.3
Post-employment benefits:
– Expected return on plan assets	17.9	16.9

	18.5	18.2

6	OTHER FINANCE INCOME

	Q1 2012	Q1 2011
	$ million	$ million
Derivative financial instruments:
– Gain on embedded derivatives	1.5	3.0
Currency translation gain on hedging instruments	0.5	8.1
Loss on redemption of notes	—	(0.1)

	2.0	11.0

PAGE | 20

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7	DISCONTINUED OPERATIONS

A)	BACKGROUND

During the second quarter of 2011, management began actively seeking prospective buyers for its Schrader Electronics and Schrader International businesses, which together constitute the Sensors & Valves operating segment. Schrader Electronics, which is based in Northern Ireland, is a designer and manufacturer of Tire Pressure Monitoring Systems and sells primarily into automotive OE markets in the US. Schrader International manufactures a range of automotive products including gauges and valves, which are sold mainly in the US and Europe.

As discussed in note 21, the Group concluded the disposal of the Schrader businesses on April 27, 2012. The Group’s 50% interest in one of its associates, Schrader Duncan Limited, was not included in this disposal transaction but on April 12, 2012, the Group sold this investment to Oriental Carbon and Chemicals Limited for a net cash consideration of $2.5 million.

Comparative information for Q1 2011 has been re-presented to reflect the classification of the Sensors & Valves operating segment as a discontinued operation.

B)	RESULTS AND CASH FLOWS

The profit for the period from discontinued operations may be analyzed as follows:

	Q1 2012 $ million	Q1 2011 $ million
Sales	111.9	120.8
Cost of sales	(76.6)	(87.2)

Gross profit	35.3	33.6
Distribution costs	(7.4)	(7.5)
Administrative expenses	(11.5)	(12.6)
Impairments	(1.0)	—
Share of loss of associates	(0.2)	(0.2)

Operating profit	15.2	13.3
Interest expense	(0.3)	—

Profit before tax	14.9	13.3
Income tax expense	(3.8)	(3.6)

Profit for the period from discontinued operations	11.1	9.7

Cash flows arising from discontinued operations during the period were as follows:

	Q1 2012 $ million	Q1 2011 $ million
Cash (outflow)/inflow from operating activities	(1.9)	15.1
Cash outflow from investing activities	(3.6)	(1.9)
Cash inflow from financing activities	1.9	—

Net (decrease)/increase in net cash and cash equivalents	(3.6)	13.2

C)	SALES AND ADJUSTED EBITDA

The sales and adjusted EBITDA of discontinued operations may be analyzed as follows:

	Sales		Adjusted EBITDA
	Q1 2012 $ million	Q1 2011 $ million	Q1 2012 $ million	Q1 2011 $ million
By operating segment
Industrial & Automotive:
– Sensors & Valves	111.9	120.8	16.5	22.7

By origin
US	19.9	22.2	3.0	8.5
UK	66.3	70.9	11.2	11.1
Rest of Europe	18.4	18.9	2.9	2.6
Asia	—	0.1	—	(0.1)
Rest of the world	7.3	8.7	(0.6)	0.6

	111.9	120.8	16.5	22.7

PAGE | 21

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7	DISCONTINUED OPERATIONS (CONTINUED)

C)	SALES AND ADJUSTED EBITDA (continued)

	Sales
	Q1 2012 $ million	Q1 2011 $ million
By destination
US	58.3	67.5
Rest of North America	15.7	11.1
UK	0.9	1.6
Rest of Europe	22.9	24.7
Asia	5.7	6.6
Rest of the world	8.4	9.3

	111.9	120.8

D)	RECONCILIATION TO ADJUSTED EBITDA

Reconciliation of profit for the period from discontinued operations to adjusted EBITDA:

	Q1 2012 $ million	Q1 2011 $ million
Profit for the period from discontinued operations	11.1	9.7
Income tax expense	3.8	3.6

Profit before tax	14.9	13.3
Net finance expense	0.3	—

Operating profit	15.2	13.3
Amortization	—	2.8
Depreciation	—	6.1

EBITDA	15.2	22.2
Share-based incentives	0.3	0.5
Impairments	1.0	—

Adjusted EBITDA	16.5	22.7

8	CASH FLOW

	Q1 2012 $ million	Q1 2011 $ million
Profit for the period	29.1	7.7
Interest expense	70.6	91.1
Investment income	(18.5)	(18.2)
Other finance income	(2.0)	(11.0)
Income tax expense	19.8	19.3

Operating profit from continuing and discontinued operations	99.0	88.9
Share of loss/(profit) of associates	0.1	(0.3)
Amortization of intangible assets	36.9	41.5
Depreciation of property, plant and equipment	38.0	52.0
Impairments:
– Investment in associate	1.0	—
– Property, plant and equipment	1.8	—
Loss/(gain) on disposal of businesses:
– Continuing operations	0.4	(0.2)
(Gain)/loss on sale of property, plant and equipment	(0.4)	0.3
Share-based incentives	16.8	25.2
Decrease in post-employment benefit obligations	(11.2)	(25.3)
Decrease in provisions	(2.1)	(8.6)

	180.3	173.5
Movements in working capital:
– Increase in inventories	(30.3)	(33.6)
– Increase in receivables	(107.3)	(110.0)
– Increase in payables	42.3	32.6

Cash generated from operations	85.0	62.5

PAGE | 22

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9	GOODWILL

$ million
Carrying amount
As at December 31, 2011	1,585.4
Purchase accounting adjustment	(13.6)
Foreign currency translation	27.9

As at March 31, 2012	1,599.7

10	OTHER INTANGIBLES

	Brands and trade names $ million	Customer relationships $ million	Technology and know-how $ million	Computer software $ million	Total $ million
Carrying amount
As at December 31, 2011	323.9	1,370.2	219.4	17.7	1,931.2
Purchase accounting adjustment	—	14.2	—	—	14.2
Additions	—	—	—	1.2	1.2
Amortization charge for the period	—	(25.4)	(9.7)	(1.8)	(36.9)
Foreign currency translation	0.1	9.6	0.1	—	9.8

As at March 31, 2012	324.0	1,368.6	209.8	17.1	1,919.5

11	PROPERTY, PLANT AND EQUIPMENT

$ million
Carrying amount
As at December 31, 2011	902.9
Additions	16.1
Depreciation charge for the period	(38.0)
Transfers to assets held for sale	(7.0)
Impairments	(1.8)
Disposals	(0.7)
Foreign currency translation	14.0

As at March 31, 2012	885.5

12	TRADE AND OTHER RECEIVABLES

	As at March 31, 2012 $ million	As at December 31, 2011 $ million
Current assets
Financial assets:
– Trade receivables	737.1	635.5
– Derivative financial instruments (see note 17)	0.5	0.4
– Collateralized cash	16.1	17.7
– Other receivables	42.9	40.2

	796.6	693.8

Non-financial assets:
– Prepayments	34.6	34.6

	831.2	728.4

Non-current assets
Financial assets:
– Derivative financial instruments (see note 17)	0.3	0.2
– Other receivables	10.2	10.9

	10.5	11.1

Non-financial assets:
– Prepayments	8.1	9.0

	18.6	20.1

PAGE | 23

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

13	INVENTORIES

	As at March 31, 2012 $ million	As at December 31, 2011 $ million
Raw materials and supplies	204.9	183.9
Work in progress	43.8	49.5
Finished goods and goods held for sale	358.1	338.3

	606.8	571.7

14	ASSETS HELD FOR SALE

During the second quarter of 2011, management began actively seeking prospective buyers for its Schrader businesses.

The Schrader group consists of Schrader Electronics and Schrader International businesses, together comprising the Sensors & Valves operating segment, which has consequently been classified as a discontinued operation. Schrader Electronics, which is based in Northern Ireland, is a designer and manufacturer of Tire Pressure Monitoring Systems and sells primarily into automotive OE markets in the US. Schrader International manufactures a range of automotive products including gauges and valves, which are sold mainly in the US and Europe.

As discussed in note 21, the Group concluded the disposal of the Schrader businesses on April 27, 2012. The Group’s 50% interest in one of its associates, Schrader Duncan Limited, was not included in this disposal transaction but on April 12, 2012, the Group sold this investment to Oriental Carbon and Chemicals Limited for a net cash consideration of $2.5 million.

Assets held for sale also include vacant properties no longer required by the Group for its manufacturing operations.

Assets classified as held for sale and directly associated liabilities were as follows:

	As at March 31, 2012 $ million	As at December 31, 2011 $ million
Assets held for sale
Goodwill	86.5	84.8
Other intangible assets	114.0	109.8
Property, plant and equipment	128.2	117.6
Investments in associates	2.5	3.7
Inventories	67.8	61.1
Trade and other receivables	77.7	65.7

	476.7	442.7

Liabilities directly associated with assets held for sale
Trade and other payables	(78.9)	(68.4)
Provisions	(7.2)	(6.8)
Post-employment benefit obligations	(2.4)	(2.3)
Deferred tax liabilities	(39.0)	(36.8)

	(127.5)	(114.3)

	349.2	328.4

PAGE | 24

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15	BORROWINGS

	As at March 31, 2012			As at December 31, 2011
	Current liabilities $ million	Non-current liabilities $ million	Total $ million	Current liabilities $ million	Non-current liabilities $ million	Total $ million
Carrying amount
Bank overdrafts	5.4	—	5.4	5.5	—	5.5
Bank and other loans:
– Secured	48.7	2,590.3	2,639.0	25.3	2,590.8	2,616.1
– Unsecured	17.6	21.7	39.3	17.1	20.9	38.0

	66.3	2,612.0	2,678.3	42.4	2,611.7	2,654.1

	71.7	2,612.0	2,683.7	47.9	2,611.7	2,659.6

The Group’s secured borrowings are jointly and severally, irrevocably and fully and unconditionally guaranteed by certain of the Company’s direct and indirect subsidiaries and secured by liens on substantially all of their assets. An analysis of the security given is presented in note 22.

The carrying amount of borrowings includes the following items, each of which are being amortized to profit or loss over the term of the related borrowings using the effective interest method:

•	costs incurred on the arrangement and subsequent re-pricing of the Term Loan A and Term Loan B credit facilities and on the issuance of the Second Lien Notes; and

•

the fair value on inception of the interest rate floor (an embedded derivative) that applies to amounts drawn down under the Term Loan A and Term Loan B credit facilities and the change in the fair value of the interest rate floor that resulted from the subsequent re-pricing of the facilities.

The carrying amount of borrowings may be reconciled to the principal amount outstanding as follows:

	As at March 31, 2012 $ million	As at December 31, 2011 $ million
Carrying amount	2,683.7	2,659.6
Issue costs	143.0	150.7
Interest rate floor	31.6	33.9
Accrued interest payable	(47.9)	(24.3)

Principal amount	2,810.4	2,819.9

The principal amount of borrowings may be analyzed as follows:

	As at March 31, 2012			As at December 31, 2011
	Current liabilities $ million	Non-current liabilities $ million	Total $ million	Current liabilities $ million	Non-current liabilities $ million	Total $ million
Principal amount
Bank overdrafts	5.4	—	5.4	5.5	—	5.5
Bank and other loans:
– Secured
Term Loan A	26.5	205.0	231.5	26.5	211.6	238.1
Term Loan B	15.2	1,484.7	1,499.9	15.2	1,488.5	1,503.7
Second Lien Notes	—	1,035.0	1,035.0	—	1,035.0	1,035.0

	41.7	2,724.7	2,766.4	41.7	2,735.1	2,776.8
– Unsecured
2015 Notes	—	21.0	21.0	—	20.4	20.4
Other loan notes	13.8	—	13.8	15.5	—	15.5
Other bank loans	3.1	0.7	3.8	1.2	0.5	1.7

	16.9	21.7	38.6	16.7	20.9	37.6

	64.0	2,746.4	2,810.4	63.9	2,756.0	2,819.9

Bank loans

Senior Secured Credit Facilities

The Group has Senior Secured Credit Facilities consisting of a Term Loan A credit facility, a Term Loan B credit facility and a senior secured revolving credit facility. The Term Loan A credit facility and the revolving credit facility mature on September 29, 2015 and the Term Loan B credit facility matures on September 29, 2016.

PAGE | 25

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15	BORROWINGS (CONTINUED)

Term Loan A is subject to quarterly amortization payments of 2.5% and Term Loan B is subject to quarterly amortization payments of 0.25%, in each case based on the original principal amount less certain prepayments with the balance payable on maturity. During Q1 2012, the Group made quarterly amortization payments of $6.6 million against Term Loan A and $3.8 million against Term Loan B. As at March 31, 2012, the principal amount outstanding under Term Loan A was $231.5 million and that under Term Loan B was $1,499.9 million.

The revolving credit facility provides for multi-currency revolving loans and letters of credit up to an aggregate principal amount of $300.0 million, with a letter of credit sub-facility of $100.0 million. As at March 31, 2012, there were no drawings for cash under the revolving credit facility but there were letters of credit outstanding amounting to $65.4 million.

Borrowings under the Senior Secured Credit Facilities bear interest at a floating rate, which can be either LIBOR plus an applicable margin or, at the Group’s option, a base rate as defined in the credit agreement plus an applicable margin. LIBOR and the base rate are both subject to floors. On inception of the facilities, the applicable margin for Term Loan B was 4.5% per annum for LIBOR and 3.5% per annum for base rate. The applicable margin for Term Loan A was between 3.75% and 4.25% per annum for LIBOR and 2.75% and 3.25% per annum for base rate depending on a total leverage to EBITDA ratio. LIBOR was subject to a 1.75% floor and base rate was subject to a 2.75% floor. Effective February 17, 2011, the Group agreed with the providers of the Senior Secured Credit Facilities a re-pricing of Term Loan A and Term Loan B and amendments to certain of the covenants attaching to the facilities. For both Term Loan A and Term Loan B the applicable margin for LIBOR was reduced to 3.0% per annum, with LIBOR being subject to a 1.25% floor, and the applicable margin for base rate was reduced to 2.0% per annum, with base rate being subject to a 2.25% floor. As at March 31, 2012, borrowings under both Term Loan A and Term Loan B attracted an interest rate of 4.25% per annum (in both cases, to be next re-set on June 29, 2012).

On April 16, 2012, the Group made an optional prepayment at par under Term Loan A of $85.0 million, plus accrued interest thereon.

Each letter of credit issued under the revolving credit facility attracts a participation fee equal to the applicable LIBOR margin under the revolving credit facility to the maximum amount available to be drawn and a fronting fee of the greater of 0.25% of the maximum amount available to be drawn and $1,500 per annum. An unused line fee of 0.75% per annum is based on the unused portion of the revolving credit facility (which may decrease to 0.5% per annum based on a total leverage to EBITDA ratio).

Other borrowings

Second Lien Notes

As at March 31, 2012, the Group had outstanding $1,035.0 million 9% Senior Secured Second Lien Notes (the ‘Second Lien Notes’).

The Second Lien Notes mature on October 1, 2018.

At any time, or from time to time, prior to October 1, 2013, but not more than once in any twelve-month period, the Group may redeem up to 10% of the original aggregate principal amount of the Second Lien Notes at a redemption price of 103% of the principal amount thereof plus accrued and unpaid interest thereon up to but not including the redemption date.

At any time prior to October 1, 2014, the Group may redeem the Second Lien Notes at its option, in whole at any time or in part from time to time, at 100% of the principal amount thereof plus the greater of (i) 1% of the principal amount and (ii) the excess of the present value at the redemption date of the redemption price as at October 1, 2014 and the required interest payments due from the redemption date to October 1, 2014 (discounted using an appropriate US Treasury Rate plus 50 basis points) over the principal amount, plus accrued and unpaid interest to the redemption date.

Notwithstanding the foregoing, at any time and from time to time prior to October 1, 2013, the Group may redeem in the aggregate up to 35% of the original aggregate principal amount of the Second Lien Notes (calculated after giving effect to any issuance of additional Second Lien Notes) with the net cash proceeds of equity offerings by Pinafore Coöperatief U.A. or certain of its subsidiaries at a redemption price of 109% of the principal amount thereof plus accrued and unpaid interest thereon up to but not including the redemption date, provided that at least 65% of the original aggregate principal amount of the Second Lien Notes remain outstanding after each such redemption (calculated after giving effect to any issuance of additional Second Lien Notes) and the Group satisfies certain other conditions.

On and after October 1, 2014, the Group may redeem the Second Lien Notes, at its option, in whole at any time or in part from time to time, at the following redemption prices (expressed as percentage of the principal amount), plus accrued and unpaid interest to the redemption date:

Redemption price
During the year commencing:
– October 1, 2014	104.50%
– October 1, 2015	102.25%
– October 1, 2016 and thereafter	100.00%

PAGE | 26

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15	BORROWINGS (CONTINUED)

In the event of a change of control over the Company, each holder will have the right to require the Group to repurchase all or any part of such holder’s Second Lien Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase, except to the extent that the Group has previously elected to redeem the Second Lien Notes.

2011 Notes and 2015 Notes

When it was acquired by the Group, Tomkins had in issue 8% notes repayable at par on December 20, 2011 (the ‘2011 Notes’) and 6.125% notes repayable at par on September 16, 2015 (the ‘2015 Notes’).

On December 20, 2011, the Group repaid in full the remaining 2011 Notes plus accrued interest. As at March 31, 2012, the principal amount outstanding of the 2015 Notes was £13.2 million ($21.0 million).

Other loan notes

Other loan notes principally comprise the loan notes that certain shareholders in Tomkins Limited elected to receive as an alternative to cash in respect of all or part of the consideration payable to them by the Group on the acquisition of Tomkins (the ‘Loan Note Alternative’). As at March 31, 2012, loan notes with a principal amount of £8.7 million ($13.8 million) were outstanding under the Loan Note Alternative. The loan notes accrue interest at the higher of 0.8% below LIBOR and 0% (to be next re-set on June 29, 2012).

The loan notes fall due for repayment, at par, on December 31, 2015. From June 30, 2011 until December 31, 2015, each holder has the right to require full or part repayment, at par, half-yearly on June 30 and December 31 and for this reason these loan notes are classified as current liabilities. The Group may purchase some or all of the loan notes at any time and at any price by tender, private treaty or otherwise.

Although the loan notes are unsecured, the Group is required to retain in an escrow account cash equivalent to the nominal amount of the outstanding loan notes.

16	TRADE AND OTHER PAYABLES

	As at March 31, 2012 $ million	As at December 31, 2011 $ million
Current liabilities
Financial liabilities:
– Trade payables	385.7	330.6
– Other taxes and social security	21.9	25.3
– Derivative financial instruments (see note 17)	1.0	2.2
– Other payables	30.4	37.3

	439.0	395.4

Non-financial liabilities:
– Accruals and deferred income	145.3	149.6

	584.3	545.0

Non-current liabilities
Financial liabilities:
– Derivative financial instruments (see note 17)	34.8	36.2
– Other payables	10.5	10.6

	45.3	46.8

Non-financial liabilities:
– Accruals and deferred income	0.2	0.4

	45.5	47.2

PAGE | 27

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

17	DERIVATIVE FINANCIAL INSTRUMENTS

The carrying amount of derivative financial instruments held by the Group was as follows:

	As at March 31, 2012			As at December 31, 2011
	Assets $ million	Liabilities $ million	Total $ million	Assets $ million	Liabilities $ million	Total $ million
Hedging activities
Translational hedges:
– Currency swaps	0.3	(0.1)	0.2	0.2	—	0.2

Transactional hedges:
– Currency forwards	0.5	(1.0)	(0.5)	0.4	(2.2)	(1.8)

	0.8	(1.1)	(0.3)	0.6	(2.2)	(1.6)

Other items
Embedded derivatives	—	(34.7)	(34.7)	—	(36.2)	(36.2)

	0.8	(35.8)	(35.0)	0.6	(38.4)	(37.8)

Classified as:
– Current	0.5	(1.0)	(0.5)	0.4	(2.2)	(1.8)
– Non-current	0.3	(34.8)	(34.5)	0.2	(36.2)	(36.0)

	0.8	(35.8)	(35.0)	0.6	(38.4)	(37.8)

18	POST-EMPLOYMENT BENEFIT OBLIGATIONS

The net liability recognized as at March 31, 2012 in respect of post-employment benefits was as follows:

	Pensions $ million	Other post- employment benefits $ million	Total $ million
Present value of the benefit obligation	(1,171.1)	(127.6)	(1,298.7)
Fair value of plan assets	1,161.8	—	1,161.8

	(9.3)	(127.6)	(136.9)
Effect of the asset ceiling	(54.6)	—	(54.6)

Net liability	(63.9)	(127.6)	(191.5)

The net liability is presented in the Group’s balance sheet as follows:

	Pensions $ million	Other post- employment benefits $ million	Total $ million
Surpluses	5.3	—	5.3
Deficits	(66.8)	(127.6)	(194.4)

	(61.5)	(127.6)	(189.1)
Liabilities directly associated with assets held for sale (see note 14)	(2.4)	—	(2.4)

Net liability	(63.9)	(127.6)	(191.5)

Changes in the net liability during Q1 2012 were as follows:

	Pensions $ million	Other post- employment benefits $ million	Total $ million
Net liability as at December 31, 2011	(66.3)	(126.4)	(192.7)

– Current service cost	(0.6)	—	(0.6)
– Interest cost	(13.6)	(1.4)	(15.0)
– Expected return on plan assets	17.9	—	17.9
– Net actuarial loss	(22.4)	(1.4)	(23.8)
– Contributions	8.8	2.5	11.3
– Foreign currency translation	0.7	(0.9)	(0.2)

	(75.5)	(127.6)	(203.1)

Effect of the asset ceiling	11.6	—	11.6

Net liability as at March 31, 2012	(63.9)	(127.6)	(191.5)

PAGE | 28

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18	POST-EMPLOYMENT BENEFIT OBLIGATIONS (CONTINUED)

The weighted average discount rates used in determining the net liability were as follows:

	As at March 31, 2012	As at December 31, 2011
Pensions:
– UK	5.00%	5.00%
– US	4.63%	5.00%
– Other countries	3.81%	3.69%

Other benefits	4.46%	4.74%

19	PROVISIONS

$ million
As at December 31, 2011	66.0
Charge for the period	10.2
Utilized during the period	(10.3)
Released during the period	(2.0)
Foreign currency translation	0.6

As at March 31, 2012	64.5

Provisions are presented in the Group’s balance sheet as follows:

	As at March 31, 2012 $ million	As at December 31, 2011 $ million
Ongoing businesses:
– Current liabilities	32.9	33.9
– Non-current liabilities	24.4	25.3

	57.3	59.2
Liabilities directly associated with assets held for sale (see note 14)	7.2	6.8

	64.5	66.0

20	CONTINGENCIES

The Group is, from time to time, party to legal proceedings and claims, which arise in the ordinary course of business, including, in Brazil, ongoing litigation with the State of Sao Paulo Tax Department in respect of tax paid, totaling approximately $28 million (including penalties and interest). Although the affected Group business has subsequently been sold as part of the Schrader disposal (see note 21), under the terms of the sale agreement the Group has provided an indemnity in respect of this litigation. Based on the success of work to date, and legal advice received, management is of the opinion that the Group is able to rigorously defend its position against virtually all of this particular claim, plus the associated penalty and interest. Management does not anticipate that the outcome of this, or of any other current proceedings or known claims, either individually or in aggregate, will have a material adverse effect upon the Group’s financial position, results of operations or cash flows.

21	SUBSEQUENT EVENT

On April 27, 2012, the Group sold its Schrader Electronics and Schrader International businesses to an affiliate of private equity firm Madison Dearborn Partners, LLC for a cash consideration of approximately $505 million. The Group will retain a small non-controlling interest in the equity of the parent of the acquiring entity, August Lux Holding Company.

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22	CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The Senior Secured Credit Facilities and the Second Lien Notes were issued by Tomkins, Inc. and Tomkins, LLC (the ‘Issuers’), which are both wholly-owned subsidiaries of the Company, and are jointly and severally, irrevocably and fully and unconditionally guaranteed by the Company and certain other of the Company’s wholly-owned subsidiaries (the ‘Guarantors’).

Supplemental condensed consolidating financial information is presented below comprising the Group’s income statements and cash flow statements for Q1 2012 and Q1 2011 and its balance sheets as at March 31, 2012 and December 31, 2011, showing the amounts attributable to the Company, the Issuers and those of its other subsidiaries that were Guarantors as at March 31, 2012 separately from the amounts attributable to those of its subsidiaries that were not Guarantors. The condensed consolidating financial information is prepared in accordance with the Group’s accounting policies, except that investments in subsidiaries are accounted for by their parent company under the equity method of accounting. Under the equity method of accounting, the parent company’s income statement includes on one line its share of the profit or loss of its subsidiary undertakings and the parent company’s balance sheet includes on one line its share of the net assets of its subsidiary undertakings.

A)	CONSOLIDATED INCOME STATEMENT

Q1 2012	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Continuing operations
Sales	—	—	762.5	520.5	(187.0)	1,096.0
Cost of sales	—	—	(535.1)	(378.3)	187.0	(726.4)

Gross profit	—	—	227.4	142.2	—	369.6
Distribution costs	—	—	(84.9)	(38.3)	—	(123.2)
Administrative expenses	(0.2)	(0.7)	(109.2)	(45.0)	—	(155.1)
Impairments	—	—	(1.8)	—	—	(1.8)
Restructuring costs	—	—	(6.5)	0.5	—	(6.0)
Net gain on disposals and on the exit of businesses	—	—	—	0.2	—	0.2
Share of profit of associates	—	—	0.1	—	—	0.1

Operating (loss)/profit	(0.2)	(0.7)	25.1	59.6	—	83.8

Interest expense	—	(54.2)	(68.5)	(6.0)	58.4	(70.3)
Investment income	—	49.9	21.9	5.1	(58.4)	18.5
Other finance income	—	1.4	0.6	—	—	2.0
Net finance costs	—	(2.9)	(46.0)	(0.9)	—	(49.8)
Share of profits of subsidiaries under the equity method	24.3	—	37.7	—	(62.0)	—

Profit/(loss) before tax	24.1	(3.6)	16.8	58.7	(62.0)	34.0
Income tax benefit/(expense)	—	0.3	(1.6)	(14.7)	—	(16.0)

Profit/(loss) for the period from continuing operations	24.1	(3.3)	15.2	44.0	(62.0)	18.0

Discontinued operations
Profit for the period from discontinued operations	—	—	9.1	2.0	—	11.1

Profit/(loss) for the period	24.1	(3.3)	24.3	46.0	(62.0)	29.1
Non-controlling interests	—	—	—	(5.0)	—	(5.0)

Profit/(loss) for the period attributable to equity shareholders	24.1	(3.3)	24.3	41.0	(62.0)	24.1

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22	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

B)	CONSOLIDATED INCOME STATEMENT

Q1 2011*	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Continuing operations
Sales	—	—	785.5	620.7	(184.1)	1,222.1
Cost of sales	—	—	(563.9)	(456.8)	184.1	(836.6)

Gross profit	—	—	221.6	163.9	—	385.5
Distribution costs	—	—	(91.8)	(41.3)	—	(133.1)
Administrative expenses	—	—	(120.0)	(51.7)	—	(171.7)
Transaction costs	(0.1)	—	(0.3)	—	—	(0.4)
Restructuring costs	—	—	(12.6)	7.2	—	(5.4)
Net gain on disposals and on the exit of businesses	—	—	0.2	—	—	0.2
Share of profit/(loss) of associates	—	—	0.6	(0.1)	—	0.5

Operating (loss)/profit	(0.1)	—	(2.3)	78.0	—	75.6

Interest expense	—	(67.5)	(87.0)	(9.0)	72.4	(91.1)
Investment income	—	63.3	21.5	5.8	(72.4)	18.2
Other finance income	—	0.6	10.4	—	—	11.0
Net finance costs	—	(3.6)	(55.1)	(3.2)	—	(61.9)
Share of profits of subsidiaries under the equity method	0.9	—	64.0	—	(64.9)	—

Profit/(loss) before tax	0.8	(3.6)	6.6	74.8	(64.9)	13.7
Income tax expense	—	—	(14.6)	(11.1)	10.0	(15.7)

Profit/(loss) for the period from continuing operations	0.8	(3.6)	(8.0)	63.7	(54.9)	(2.0)

Discontinued operations
Profit for the period from discontinued operations	—	—	8.9	0.8	—	9.7

Profit/(loss) for the period	0.8	(3.6)	0.9	64.5	(54.9)	7.7
Non-controlling interests	—	—	—	(6.9)	—	(6.9)

Profit/(loss) for the period attributable to equity shareholders	0.8	(3.6)	0.9	57.6	(54.9)	0.8

*	Re-presented (see note 7)

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22	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

C)	CONSOLIDATED CASH FLOW STATEMENT

Q1 2012	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Operating activities
Cash (absorbed by)/generated from operations	(0.8)	(0.7)	19.6	66.9	—	85.0
Income taxes paid	—	—	(2.2)	(12.5)	2.6	(12.1)
Income taxes received	—	0.7	2.8	—	(2.6)	0.9

Net cash (outflow)/inflow from operating activities	(0.8)	—	20.2	54.4	—	73.8

Investing activities
Purchase of property, plant and equipment	—	—	(13.3)	(8.2)	2.8	(18.7)
Purchase of computer software	—	—	(1.5)	(0.2)	—	(1.7)
Capitalization of development costs	—	—	(0.3)	—	—	(0.3)
Disposal of property, plant and equipment	—	—	1.9	3.4	(2.8)	2.5
Purchase of interests in subsidiaries, net of cash acquired	—	—	(1.9)	—	0.8	(1.1)
Sale of businesses and subsidiaries, net of cash disposed	—	—	2.5	—	(3.5)	(1.0)
Interest received	0.1	51.4	4.3	3.5	(58.8)	0.5
Dividends received from associates	—	—	—	0.1	—	0.1
Dividends received from subsidiaries	—	—	24.4	—	(24.4)	—

Net cash inflow/(outflow) from investing activities	0.1	51.4	16.1	(1.4)	(85.9)	(19.7)

Financing activities
Issue of ordinary shares	2.2	—	—	(2.7)	0.5	—
Draw down of bank and other loans	—	—	2.0	0.1	—	2.1
Repayment of bank and other loans	—	(10.4)	(2.1)	—	—	(12.5)
Loans (to)/from Group companies	(1.5)	(10.8)	44.9	(32.6)	—	—
Payments on foreign currency derivatives	—	—	(1.0)	—	—	(1.0)
Interest element of finance lease rental payments	—	—	(0.1)	—	—	(0.1)
Decrease in collateralized cash	—	—	2.0	—	—	2.0
Purchase of own shares	—	—	(2.1)	(0.1)	2.2	—
Interest paid	—	(16.2)	(56.5)	(3.7)	58.8	(17.6)
Equity dividend paid	—	—	—	(24.4)	24.4	—
Dividend paid to a minority shareholder in a subsidiary	—	—	—	(16.7)	—	(16.7)

Net cash inflow/(outflow) from financing activities	0.7	(37.4)	(12.9)	(80.1)	85.9	(43.8)

Increase/(decrease) in net cash and cash equivalents	—	14.0	23.4	(27.1)	—	10.3
Net cash and cash equivalents at the beginning of the period	—	99.8	190.9	183.8	—	474.5
Foreign currency translation	—	—	(12.2)	12.2	—	—

Net cash and cash equivalents at the end of the period	—	113.8	202.1	168.9	—	484.8

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22	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

D)	CONSOLIDATED CASH FLOW STATEMENT

Q1 2011	Company $ million	Issuers $ million	Other Guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Operating activities
Cash (absorbed by)/generated from operations	(0.2)	—	(24.6)	87.3	—	62.5
Income taxes paid	—	—	(2.6)	(23.9)	—	(26.5)
Income taxes received	—	—	—	0.1	—	0.1

Net cash (outflow)/inflow from operating activities	(0.2)	—	(27.2)	63.5	—	36.1

Investing activities
Purchase of property, plant and equipment	—	—	(15.8)	(18.2)	2.8	(31.2)
Purchase of computer software	—	—	(0.6)	(0.4)	—	(1.0)
Disposal of property, plant and equipment	—	—	0.3	7.4	(2.8)	4.9
Investments in associates	—	—	(0.4)	—	—	(0.4)
Purchase of interests in subsidiaries, net of cash acquired	—	—	(5.1)	(0.6)	4.3	(1.4)
Sale of businesses and subsidiaries, net of cash disposed	—	—	2.5	—	—	2.5
Interest received	—	63.3	6.1	3.8	(72.7)	0.5
Dividends received from associates	—	—	0.3	0.2	—	0.5
Dividends received from subsidiaries	—	—	34.7	—	(34.7)	—

Net cash inflow/(outflow) from investing activities	—	63.3	22.0	(7.8)	(103.1)	(25.6)

Financing activities
Issue of ordinary shares	—	—	—	4.3	(4.3)	—
Draw-down of bank and other loans	—	—	—	0.3	—	0.3
Repayment of bank and other loans	—	(11.6)	(7.9)	—	—	(19.5)
Premium on redemption of notes	—	—	(0.4)	—	—	(0.4)
Loans from/(to) Group companies	0.2	84.2	(67.2)	(17.2)	—	—
Receipts on foreign currency derivatives	—	—	8.6	—	—	8.6
Capital element of finance lease rental payments	—	—	(0.1)	(0.1)	—	(0.2)
Interest element of finance lease rental payments	—	—	(0.1)	—	—	(0.1)
Increase in collateralized cash	—	—	—	(0.1)	—	(0.1)
Interest paid	—	(81.2)	(67.1)	(5.7)	72.7	(81.3)
Financing costs paid	—	(29.5)	—	—	—	(29.5)
Equity dividend paid	—	—	—	(34.7)	34.7	—
Dividend paid to a minority shareholder in a subsidiary	—	—	—	(19.9)	—	(19.9)

Net cash inflow/(outflow) from financing activities	0.2	(38.1)	(134.2)	(73.1)	103.1	(142.1)

Increase/(decrease) in net cash and cash equivalents	—	25.2	(139.4)	(17.4)	—	(131.6)
Net cash and cash equivalents at the beginning of the period	—	3.1	226.1	223.0	—	452.2
Foreign currency translation	—	—	(0.3)	2.2	—	1.9

Net cash and cash equivalents at the end of the period	—	28.3	86.4	207.8	—	322.5

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22	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

E)	CONSOLIDATED BALANCE SHEET

As at March 31, 2012	Company $ million	Issuers $ million	Other Guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Non-current assets
Goodwill	—	—	810.6	789.1	—	1,599.7
Other intangible assets	—	—	1,234.0	685.5	—	1,919.5
Property, plant and equipment	—	—	425.4	460.1	—	885.5
Investments in subsidiaries under the equity method	2,159.6	—	2,712.3	—	(4,871.9)	—
Investments in associates	—	—	4.5	2.3	—	6.8
Trade and other receivables	—	6.7	8.5	3.4	—	18.6
Deferred tax assets	—	—	4.3	10.2	(2.5)	12.0
Post-employment benefit surpluses	—	—	5.3	—	—	5.3

	2,159.6	6.7	5,204.9	1,950.6	(4,874.4)	4,447.4

Current assets
Inventories	—	—	371.5	236.7	(1.4)	606.8
Trade and other receivables	18.5	2,823.3	1,010.5	1,398.9	(4,420.0)	831.2
Income tax recoverable	—	—	7.2	10.0	(4.4)	12.8
Available-for-sale investments	—	—	0.5	1.3	—	1.8
Cash and cash equivalents	—	113.8	206.8	169.6	—	490.2

	18.5	2,937.1	1,596.5	1,816.5	(4,425.8)	1,942.8

Assets held for sale	—	—	413.6	63.1	—	476.7

Total assets	2,178.1	2,943.8	7,215.0	3,830.2	(9,300.2)	6,866.9

Current liabilities
Bank overdrafts	—	—	(4.7)	(0.7)	—	(5.4)
Bank and other loans	—	(43.1)	(23.2)	—	—	(66.3)
Obligations under finance leases	—	—	(0.2)	—	—	(0.2)
Trade and other payables	(0.3)	(1.9)	(402.8)	(370.5)	191.2	(584.3)
Income tax liabilities	—	(0.5)	(63.4)	(38.2)	4.4	(97.7)
Provisions	—	—	(21.4)	(11.5)	—	(32.9)

	(0.3)	(45.5)	(515.7)	(420.9)	195.6	(786.8)

Non-current liabilities
Bank and other loans	—	(2,590.3)	(21.0)	(0.7)	—	(2,612.0)
Obligations under finance leases	—	—	(2.7)	—	—	(2.7)
Trade and other payables	—	(188.2)	(3,802.2)	(283.9)	4,228.8	(45.5)
Post-employment benefit obligations	—	—	(132.0)	(62.4)	—	(194.4)
Deferred tax liabilities	—	(1.8)	(464.8)	(176.1)	2.5	(640.2)
Provisions	—	—	(21.9)	(2.5)	—	(24.4)

	—	(2,780.3)	(4,444.6)	(525.6)	4,231.3	(3,519.2)

Liabilities directly associated with assets held for sale	—	—	(95.1)	(32.4)	—	(127.5)

Total liabilities	(0.3)	(2,825.8)	(5,055.4)	(978.9)	4,426.9	(4,433.5)

Net assets	2,177.8	118.0	2,159.6	2,851.3	(4,873.3)	2,433.4

Capital and reserves
Shareholders’ equity	2,177.8	118.0	2,159.6	2,595.6	(4,873.3)	2,177.7
Non-controlling interests	—	—	—	255.7	—	255.7

Total equity	2,177.8	118.0	2,159.6	2,851.3	(4,873.3)	2,433.4

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22	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

F)	CONSOLIDATED BALANCE SHEET

As at December 31, 2011	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Non-current assets
Goodwill	—	—	823.2	762.2	—	1,585.4
Other intangible assets	—	—	1,239.2	692.0	—	1,931.2
Property, plant and equipment	—	—	439.8	463.1	—	902.9
Investments in subsidiaries under the equity method	2,058.6	—	2,612.5	—	(4,671.1)	—
Investments in associates	—	—	4.3	2.3	—	6.6
Trade and other receivables	—	7.4	9.0	3.7	—	20.1
Deferred tax assets	—	—	3.3	6.6	(2.0)	7.9
Post-employment benefit surpluses	—	—	6.7	—	—	6.7

	2,058.6	7.4	5,138.0	1,929.9	(4,673.1)	4,460.8

Current assets
Inventories	—	—	359.7	213.4	(1.4)	571.7
Trade and other receivables	17.6	2,811.0	893.3	1,290.2	(4,283.7)	728.4
Income tax recoverable	—	—	11.0	10.3	(0.8)	20.5
Available-for-sale investments	—	—	—	1.1	—	1.1
Cash and cash equivalents	—	99.8	196.4	183.8	—	480.0

	17.6	2,910.8	1,460.4	1,698.8	(4,285.9)	1,801.7

Assets held for sale	—	—	388.8	53.9	—	442.7

Total assets	2,076.2	2,918.2	6,987.2	3,682.6	(8,959.0)	6,705.2

Current liabilities
Bank overdrafts	—	—	(5.5)	—	—	(5.5)
Bank and other loans	—	(19.8)	(22.6)	—	—	(42.4)
Obligations under finance leases	—	—	(0.2)	—	—	(0.2)
Trade and other payables	(0.7)	(1.9)	(363.7)	(331.2)	152.5	(545.0)
Income tax liabilities	—	—	(52.5)	(33.9)	0.9	(85.5)
Provisions	—	—	(18.9)	(15.0)	—	(33.9)

	(0.7)	(21.7)	(463.4)	(380.1)	153.4	(712.5)

Non-current liabilities
Bank and other loans	—	(2,590.7)	(20.4)	(0.6)	—	(2,611.7)
Obligations under finance leases	—	—	(2.6)	—	—	(2.6)
Trade and other payables	(0.6)	(182.4)	(3,723.8)	(271.6)	4,131.2	(47.2)
Post-employment benefit obligations	—	—	(129.6)	(67.5)	—	(197.1)
Deferred tax liabilities	—	(1.8)	(475.7)	(175.4)	2.0	(650.9)
Provisions	—	—	(24.5)	(0.8)	—	(25.3)

	(0.6)	(2,774.9)	(4,376.6)	(515.9)	4,133.2	(3,534.8)

Liabilities directly associated with assets held for sale	—	—	(88.6)	(25.7)	—	(114.3)

Total liabilities	(1.3)	(2,796.6)	(4,928.6)	(921.7)	4,286.6	(4,361.6)

Net assets	2,074.9	121.6	2,058.6	2,760.9	(4,672.4)	2,343.6

Capital and reserves
Shareholders’ equity	2,074.9	121.6	2,058.6	2,492.2	(4,672.4)	2,074.9
Non-controlling interests	—	—	—	268.7	—	268.7

Total equity	2,074.9	121.6	2,058.6	2,760.9	(4,672.4)	2,343.6

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